

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Steve Carnes
Chief Executive Officer
GEMZ Corp. NV
2180 N. Park Avenue, Suite 200
Winter Park, FL 32789

> **Re: GEMZ Corp. NV**
> **Offering Statement on Form 1-A**
> **Correspondence filed June 30, 2023**
> **File No. 024-12239**

Dear Steve Carnes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Correspondence submitted June 30, 2023

General

1. We note your disclosure that Rule 144 is unavailable for resale of shares issued by the company unless and until the company ceases to be a shell company and has satisfied the requirements of Securities Act Rule 144(i). Please revise the disclosure to disclose more fully the following:

    - any securities sold in this offering can be resold only through an effective resale registration statement under the Securities Act of 1933 or an available exemption from registration;

    - following the qualification of the offering statement, the Company will not be subject to the reporting requirements of the Exchange Act of 1934; and

- the Company will be required to file a registration statement under the Exchange Act and become subject to the reporting requirements of the Exchange Act and file the required Exchange Act reports for the requisite period of time before Rule 144(i) would be potentially available for resale of the shares.

2. We note your disclosure indicating that the OTC Markets has "upgraded" the company to "shell risk," but we also note your disclosure being designated "a shell risk company could impair our ability to attract new investors and cause us not to be able to provide funding for the implementation of the BadgerBloX business plan." Please revise the disclosure to explain:

- what constitutes a "shell risk" company for purposes of the OTC Markets;

- the implications of OTC Markets' designation of the company as a "shell risk" company for investors who purchase shares in this offering;

- why you believe being designated as a "shell risk" company is an upgrade; and

- what actions the company would need to take in order for OTC Markets to remove the designation.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Eric Newlan